Exhibit 7.02

Preliminary Non-Binding Proposal

to Acquire eHi Car Services Limited in a Taking-Private Transaction

January 1st, 2018

The Board of Directors

eHi Car Services Limited

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

PuTuo District, Shanghai, 200062

The People’s Republic of China

Dear Members of the Board of Directors:

Mr. Ray RuiPing Zhang (“Mr. Zhang”) and MBK Partners HK Limited (“MBKP HK” and, together with Mr. Zhang, the “Consortium”) are pleased to submit this updated preliminary non-binding proposal (the “Proposal”) to acquire eHi Car Services Limited (the “Company”) in a going-private transaction (the “Acquisition”).

The Consortium was formed in furtherance of the going-private transaction proposed in the preliminary non-binding proposal letter submitted by Goliath Advisors Limited (“GAL”) on November 26, 2017 (the “Initial Proposal”).  GAL has agreed for this Proposal to supersede and replace GAL’s Initial Proposal.  We understand that GAL will separately confirm the foregoing to the Company’s Board of Directors (the “Board”).

We believe that our Proposal provides an attractive opportunity for the Company’s shareholders.  The per share purchase price set forth in this Proposal is the same price contemplated by the Initial Proposal.  Our Proposal represents a premium of approximately 18.57% to the volume-weighted average closing price of the Company’s ADSs (as defined below) during the 3 trading days immediately prior to the date of the Initial Proposal, a premium of approximately 19.65% to the volume-weighted average closing price of the Company’s ADSs during the 5 trading days immediately prior to the date of the Initial Proposal, a premium of approximately 19.41% to the volume-weighted average closing price of the Company’s ADSs during the 30 trading days immediately prior to the date of the Initial Proposal and a premium of approximately 26.97% to the volume-weighted average closing price of the Company’s ADSs during the 90 trading days immediately prior to the date of the Initial Proposal.

Set forth below are the key terms of our Proposal:

1.	Consortium. Mr. Zhang and MBKP HK have formed the Consortium and have agreed to work together exclusively in pursuing the Acquisition. The Consortium will form an acquisition vehicle for the purpose of implementing the Acquisition. Please also note that the members of the Consortium are interested only in pursuing the Acquisition and are not interested in selling their shares in any other transaction involving the Company.

2.	Purchase Price. In our Proposal, the consideration payable for each American Depositary Share of the Company (“ADS”, each representing two Class A common shares of the Company) will be US$13.35 in cash, or US$6.675 in cash per common share (in each case other than those ADSs or common shares held by members of the Consortium), the same consideration proposed in the Initial Proposal.

3.	Funding. We intend to finance the Acquisition with a combination of equity capital and debt capital. Equity financing will be provided in the form of cash and rollover equity by members of the Consortium (or their affiliates) and any additional members admitted to the Consortium.

4.	Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.	Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Zhang (who is the chairman and chief executive officer of the Company) in the Acquisition, we appreciate that the special committee of the Board will proceed to consider our Proposal and the Acquisition and that Mr. Zhang will recuse himself from participating in any evaluation by the Board related to the Acquisition.

7.	Confidentiality. We expect the Company to make a public announcement in connection with receiving our Proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.	About MBKP. MBKP HK is an affiliate of MBK Partners (“MBKP”). Founded in 2005, MBKP is one of the largest private equity funds in Asia with capital under management of over US$15 billion. MBKP focuses on North Asia and has developed expertise in various industries, including consumer and retail, telecommunications and media, financial services, healthcare, logistics and industrials. MBKP has completed transactions of over US$21 billion in aggregate value, with aggregate revenues of its portfolio companies exceeding US$36 billion. MBKP has over 45 investment professionals across five offices in North Asia.

9.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Ray RuiPing Zhang

MBK Partners HK Limited
By:

Name:	Hongfei Yu
Title:	Managing Director & Co-head of Greater China